Exhibit 12.1

JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended March 31,
	2012	2011
Earnings:
Income before income taxes	$49	$6
Less: Capitalized interest	(2)	(1)
Add:
Fixed charges	69	68
Amortization of capitalized interest	1	—
Adjusted earnings	$117	$73
Fixed charges:
Interest expense	43	42
Amortization of debt costs	2	2
Rent expense representative of interest	24	24
Total fixed charges	$69	$68
Ratio of earnings to fixed charges	1.68	1.07